Exhibit 99.2

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the annual general meeting of shareholders (the “Meeting”) of GFL Environmental Inc. (the “Company”) held on May 15, 2024. Each of the matters set out below is described in greater detail in the Company’s management information circular dated April 3, 2024 (the “Circular”).

1.	Election of Directors

Each of the 10 nominees listed in the Circular was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until their successor is elected or appointed. The results of the votes cast are set out below:

Name of Nominee	Votes FOR	%	Votes WITHHELD	%
(a) Patrick Dovigi	407,007,792	93.58%	27,906,369	6.42%
(b) Dino Chiesa	343,383,470	78.95%	91,530,691	21.05%
(c) Violet Konkle	433,618,828	99.70%	1,295,334	0.30%
(d) Sandra Levy	392,216,413	90.18%	42,697,749	9.82%
(e) Jessica McDonald	344,169,128	79.13%	90,745,034	20.87%
(f) Arun Nayar	340,933,179	78.39%	93,980,982	21.61%
(g) Paolo Notarnicola	338,118,804	77.74%	96,795,357	22.26%
(h) Ven Poole	433,243,674	99.62%	1,670,488	0.38%
(i) Blake Sumler	433,259,505	99.62%	1,654,656	0.38%
(j) Raymond Svider	433,183,831	99.60%	1,730,330	0.40%

2.	Appointment of Independent Auditor

KPMG LLP was appointed as the auditor of the Company until the next annual meeting of shareholders or until a successor auditor is appointed and the board of directors of the Company was authorized to fix the remuneration of the auditor. The results of the votes cast are set out below:

Votes FOR	%	Votes WITHHELD	%
446,527,036	99.89%	512,764	0.11%

3.	Consideration of the Company’s Approach to Executive Compensation

The advisory non-binding resolution on the Company’s approach to executive compensation was approved. The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
278,154,355	63.96%	156,759,173	36.04%